PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
United Kingdom

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Website www.premier-oil.com

RECEIVED

2008 OCT 21 P 4:05

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

13th October 2008

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

08005505

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

Group PLC

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 3rd October 2008.

Drilling Update - "NW Gemsa Concession, Al Amir SE-1 ST Discovery".

Yours faithfully

E. Griffiths

for Stephen Huddle
Company Secretary

Enc.

PROCESSED
OCT 28 2008 SA
THOMSON REUTERS

JW 10/23

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL plc
("Premier" or "the Company")

Drilling Update NW Gemsa Concession, Al Amir SE-1 ST Discovery

The Al Amir SE-1 sidetrack well has been drilled in the onshore North West Gemsa Concession, Egypt.

We are pleased to announce a discovery in Kareem Formation sandstones with the well testing 41° API oil and gas at sustained rates of 3388 bopd and 4.25 MMscfd. The well, which had been sidetracked after operational difficulties, is currently being completed as a potential producer.

Full technical evaluation of all the results is underway to permit forward planning as a precursor to further assessment of the resource. Assessment of Reserves has not yet been completed.

The North West Gemsa Concession partners include Vegas Oil and Gas 50% interest and operator, Circle Oil plc 40% interest and Premier Oil plc 10%.

The NW Gemsa concession covers an area of over 400 square kilometres and lies about 300 kilometres southeast of Cairo in a partially unexplored part of the Gulf of Suez Basin. The concession agreement includes the right of conversion to a production licence of 20 years, plus extensions, in the event of commercial discoveries.

3rd October 2008

ENQUIRIES
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Robin Allan

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

END

Registered number: SC234781 Registered office: 4th Floor, Saltire Court, 20 Castle Terrace, Edinburgh EH1 2EN, United Kingdom